Avago Technologies Storage Holdings B.V.
c/o Avago Technologies Finance Pte. Ltd.
1 Yishun Avenue 7
Singapore 768923
January 8, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance

Re:	Application for Withdrawal of Registration Statement on Form F-4 File No. 333-137664-15
Ladies and Gentlemen:
     Reference is made to the Registration Statement on Form F-4 (File No. 333-137664-15) filed by and solely with respect to Avago Technologies Storage Holdings B.V., a company incorporated under the laws of the Netherlands (the “Registrant”), with the Securities and Exchange Commission (the “Commission”) on September 29, 2006, as amended by Amendment No. 1 thereto filed with the Commission on November 15, 2006, as amended by Amendment No. 2 thereto filed with the Commission on December 15, 2006, and all exhibits filed thereto (the “Storage B.V. Registration Statement”).
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby respectfully requests an order granting the immediate withdrawal of the Storage B.V. Registration Statement. The Registrant has recently completed its liquidation pursuant to the laws of the Netherlands. No securities have been sold pursuant to the Storage B.V. Registration Statement. The requested withdrawal of the Storage B.V. Registration Statement will not otherwise affect the Registration Statement on Form F-4 (File No. 333-137664) filed by Avago Technologies Finance Pte. Ltd., Avago Technologies U.S. Inc., Avago Technologies Wireless (U.S.A.) Manufacturing Inc. and the guarantor co-registrants identified therein.
     If you require any additional information, please do not hesitate to contact Anthony J. Richmond at (650) 463-2643 or William Davisson at (650) 463-2660, both of Latham & Watkins LLP.

Sincerely yours, AVAGO TECHNOLOGIES STORAGE HOLDINGS B.V.
/s/ Rex S. Jackson
Rex S. Jackson
Authorized Signatory